Exhibit 12

Internal Revenue Service	Department of the Treasury
Index Numbers: 0368.03-01 0368.13-00	Washington, D.C. 20244
Donald C. Burke Vice President and Treasurer MuniHoldings New York Insured Fund, Inc. 800 Scudders Mill Road Plainsboro, NJ 08536	Person to Contact: Lola L. Johnson ID#50-18520 Telephone Number: (202) 622-7550 Refer Reply To: CC:CORP:B05-PLR-117658-00 Date: October 25, 2000

Re: MuniHoldings New York Insured Fund, Inc.

Acquiring	=	MuniHoldings New York Insured Fund, Inc. EIN 22-3536490
Target	=	MuniHoldings New York Insured Fund IV, Inc. EIN 22-3664198
a	=	5
b	=	1
State A	=	Maryland

Dear Mr. Burke:

      We respond to a letter dated September 8, 2000, in which you request rulings as to the federal income tax consequences of a proposed transaction. The facts submitted for consideration are substantially as set forth below.

      Acquiring is a closed-end nondiversified management investment company organized under the laws of State A. Acquiring elected to be taxed as a regulated investment company (RIC) under §§851 through 855 of the Internal Revenue Code. Acquiring has outstanding voting common stock and a series of voting preferred stock.

      Target is a closed-end nondiversified management investment company organized under the laws of State A. Target has elected to be taxed as a RIC under §§851 through 855. Target has outstanding voting common stock and b  series of voting preferred stock.

      Acquiring and Target are registered under the Investment Company Act of 1940 (the 1940 Act).

      For what are represented to be valid business reasons, Acquiring and Target propose the following transaction:

(i)	Target will transfer all of its assets and liabilities to Acquiring in exchange for an equal value of newly issued Acquiring voting common stock and voting preferred stock.

(ii)	Target will distribute to its shareholders all of the Acquiring common stock and voting preferred stock received in the exchange. Target will then promptly liquidate and dissolve in accordance with the laws of State A and will terminate its registration under the 1940 Act.

(iii)	In liquidation of Target, Target common shareholders will receive a proportionate number of Acquiring common shares equal to the aggregate net asset value of Target common stock owned by such shareholders on the exchange date. Similarly, Target preferred shareholders will receive a number of Acquiring preferred shares having a liquidation preference and value equal to the liquidation preference and value of the Target shares owned by such shareholders on the exchange date. The Acquiring preferred shares to be issued shall have the same terms as the Target preferred shares to be exchanged therefor.

(iv)	Acquiring may sell up to 66 percent of the assets received in the transfer to unrelated purchasers and will reinvest the proceeds consistent with its investment objectives and policies.

(v)	No fractional shares will be issued by Acquiring in the transaction. All fractional shares of Acquiring common stock will be aggregated and sold, and fractional shareholders will receive cash in lieu thereof.

      Acquiring and Target have made the following representations in connection with the proposed transaction:

(a)	The fair market value of Acquiring stock received by the Target shareholders will be approximately equal to the fair market value of the Target stock surrendered in the exchange therefor.

(b)	Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Target immediately prior to the transaction. For purposes of this representation, amounts paid by Target to dissenters, amounts used by Target to pay its transaction expenses, amounts paid by Target to shareholders who receive cash or other property and all redemptions and distributions (except for regular, normal dividends) made by Target immediately preceding the transfer will be included as assets of Target held immediately prior to the transaction.

(c)	Acquiring has no plan or intention to reacquire any of its stock issued in the transaction.

(d)	After the transaction, Acquiring will use the assets acquired from Target in its business, except that a portion of these assets may be sold or otherwise disposed of in the ordinary course of Acquiring’s business. Any proceeds will be invested in accordance with Acquiring’s investment objectives. Acquiring has no plan or intention to sell or otherwise dispose of any of the assets of Target acquired in the transaction, except for dispositions made in the ordinary course of business.

(e)	Target will distribute to its shareholders the stock of Acquiring it receives pursuant to the plan of reorganization.

(f)	The Acquiring voting preferred stock to be received by shareholders of Target in exchange for their Target voting preferred stock will be identical to the Target voting preferred stock exchanged.

(g)	The liabilities of Target assumed by Acquiring and any liabilities to which the transferred assets of Target are subject were incurred by Target in the ordinary course of its business.

(h)	Following the transaction, Acquiring will continue the historic business of Target or use a significant portion of Target’s historic business assets in the continuing business.

(i)	Target, Acquiring, and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the transaction.

(j)	There is no intercorporate indebtedness existing between Target and Acquiring that was issued, acquired or will be settled at a discount.

(k)	Acquiring and Target meet the requirements of a regulated investment company as defined in §368(a)(2)(F).

(l)	The fair market value of the assets of Target transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities, if any, to which the transferred assets are subject.

(m)	Acquiring does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Target.

(n)	Cash is being distributed to the shareholders of Target in lieu of fractional shares of Acquiring solely to save Acquiring the expense and inconvenience of issuing and transferring fractional shares. Such cash does not represent separately bargained for consideration in the transaction. The total cash consideration that will be paid to Target shareholders instead of issuing fractional shares of Acquiring stock will not exceed one percent of the total consideration that will be issued in the transaction to Target shareholders in exchange for their shares of Target stock. The fractional share interests of each shareholder of Target will be aggregated, and no Target shareholder will receive cash in an amount equal to or greater than the value of one full share of Acquiring stock.

(o)	Target is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of §368(a)(3)(A).

(p)	Target and Acquiring have elected to be taxed as RICs under §851 and, for all of their taxable periods (including the last short taxable period for Target ending on the date of the transaction), have qualified for the special tax treatment afforded RICs under the Code. After the transaction, Acquiring intends to continue to so qualify.

(q)	There is no plan or intention for Acquiring (the issuing corporation as defined in §1.368-1(b) of the Income Tax Regulations) or any person related (as defined in §1.368-1(e)(3)) to Acquiring, to acquire, during the five year period beginning on the date of the proposed transaction, with consideration other than Acquiring stock, Acquiring stock furnished in exchange for a proprietary interest in Target in the proposed transaction, either directly or through any transaction, agreement, or arrangement with any other person, except for cash distributed to Target’s common shareholders in lieu of fractional shares of Acquiring common stock.

(r)	During the five year period ending on the date of the proposed transaction: (i) neither Acquiring, nor any person related (as defined in §1368-1(e)(3)) to Acquiring, will have acquired Target’s stock with consideration other than Acquiring stock; (ii) neither Target, nor any person related (as defined in §1.368-1(e)(3) without regard to §1.368-1(e)(3)(i)(A)) to Target, will have acquired Target’s stock with consideration other than Acquiring stock or Target’s stock; and (iii) no distributions will have been made with respect to Target’s stock (other than ordinary, normal, regular, dividend distributions made pursuant to Target’s historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for: (a) cash paid to dissenters and (b) distributions described in §§852 and 4982 of the Code, as required for Target’s tax treatment as a RIC.

(s)	The aggregate value of the acquisitions, redemptions, and distributions discussed in paragraphs (q) and (r) above, will not exceed 50 percent of the value (without giving effect to the acquisitions, redemptions and distributions) of the proprietary interest in Target on the effective date of the proposed transaction.

      Based solely upon the information and representations set forth above, we hold as follows:

(1)	The acquisition by Acquiring of substantially all of the assets of Target in exchange for voting shares of Acquiring stock and Acquiring’s assumption of Target’s liabilities, followed by Target’s distribution to its shareholders of Acquiring shares and any remaining assets, in complete liquidation, will qualify as a reorganization within the meaning of §368(a)(1)(C). Acquiring and Target each will be a “party to a reorganization” within the meaning of §368(b).

(2)	No gain or loss will be recognized by Target upon the transfer of substantially all of its assets to Acquiring solely in exchange for Acquiring voting stock and Acquiring’s assumption of Target’s liabilities or upon the distribution of such Acquiring stock to Target’s shareholders (§§361(a), 361(c) and 357(a)).

(3)	Acquiring will not recognize any gain or loss on the receipt of the assets of Target in exchange for voting shares of Acquiring (§1032(a)).

(4)	The basis of Target’s assets in the hands of Acquiring will be the same as the basis of those assets in the hands of Target immediately prior to the reorganization (§362(b)).

(5)	Acquiring’s holding period for Target’s assets acquired will include the period during which such assets were held by Target (§1223(2)).

(6)	The shareholders of Target will not recognize any gain or loss on the receipt of voting shares of Acquiring (including fractional shares to which they may be entitled) solely in exchange for their shares in Target (§354(a)(1)).

(7)	The basis of the Acquiring shares received by Target shareholders (including fractional shares to which they may be entitled) will be the same, in the aggregate, as the basis of Target’s shares surrendered in exchange therefor (§358(a)(1)).

(8)	The holding period of the Acquiring shares received by Target shareholders in exchange for their Target shares (including fractional shares to which they may be entitled) will include the period during which the exchanged Target shares were held, provided that the Target shares are held as a capital asset in the hands of the Target shareholders on the date of the exchange (§1223(1)).

(9)	Any gain or loss realized by a shareholder of Target upon the sale of fractional share interests of Acquiring voting stock to which the shareholder is entitled will be recognized to the shareholder measured by the difference between the amount of cash received and the basis of the fractional share interest. Where the stock surrendered qualifies as a capital asset in the hands of the shareholder, such gain or loss will be a capital gain or loss subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code.

(10)	Pursuant to §381(a) and §1.381(a)-1, Acquiring will succeed to and take into account the items of Target described in §381(c), subject to the conditions and limitations specified in §§381(b) 381(c), 382, 383 and 384 and the regulations thereunder.

      No opinion is expressed about the tax treatment of the proposed transaction under other provisions of the Code or regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction that are not specifically covered by the above rulings. Specifically, no opinion was requested, and none is expressed, about whether Acquiring and/or Target qualify as RICs that are taxable under Subchapter M, Part 1 of the Code.

      The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination.

      This letter is directed only to the taxpayers who requested it. Section 6110(k)(3) provides that it may not be used or cited as precedent.

      A copy of this letter should be attached to the federal income tax return of the taxpayers involved for the taxable year in which the transaction covered by this letter is consummated.

      Pursuant to a power of attorney on file in this office, a copy of this letter has been sent to the taxpayers’ representative.

Sincerely yours,

Associate Chief Counsel (Corporate)

By:	/s/ FILIZ A. SERBES

Filiz A. Serbes

Assistant to the Chief, Branch 5